Form 10-K405, Exhibit 13
OUTLET COMMUNICATIONS INC
filed 1995-03-30
CIK 803743

                                                                      Exhibit 13

For the year ended
December 31, 1994

----------------------------------
Annual Report
----------------------------------

--------------------------------------------------------------------------------
Outlet
Communications, Inc.

About Outlet Communications, Inc.

Outlet Communications, Inc. ("Outlet") is a television broadcasting company headquartered in Cranston, Rhode Island. Outlet owns and operates three television stations including two NBC network affiliated, VHF television stations and one independent UHF television station. In addition, Outlet operates an independent UHF television station under a local marketing agreement ("LMA").

Of the two owned VHF television stations, one is located in Columbus, Ohio and serves that market. The other VHF television station, based in Cranston, serves the Providence, Rhode Island - New Bedford, Massachusetts market. The owned UHF television station is located in Clayton, North Carolina and broadcasts in the Raleigh - Durham, North Carolina market. The LMA is based in Chillicothe, Ohio and broadcasts in the Columbus - Chillicothe market area. Outlet's television stations are all ranked in the nation's major (top-50) markets. Outlet employs approximately 325 persons.


Table of Contents

      ----------------------------------------------------
 2    To Our Shareholders
      ----------------------------------------------------
 4    Consolidated Financial Statements
      ----------------------------------------------------
21    Auditors' Report; Five Year Financial Data
      ----------------------------------------------------
22    Management's Discussion and Analysis
      ----------------------------------------------------
29    Directors and Officers
      ----------------------------------------------------

--------------------------------------------------------------------------------
Year-end Results
--------------------------------------------------------------------------------

1994 in Brief                                     1994               1993
--------------------------------------------------------------------------------
Net revenue                                       $59,442,000        $46,952,000
================================================================================
Net income                                        $10,569,000        $ 4,634,000
================================================================================
Income per share of Common Stock                        $1.61               $.71
--------------------------------------------------------------------------------

Fourth Quarter Results (Unaudited)
--------------------------------------------------------------------------------
Net revenue                                       $19,461,000        $13,421,000
================================================================================
Net income                                        $ 5,172,000        $ 2,679,000
================================================================================
Income per share of Common Stock                         $.79               $.41
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
To Our Shareholders
--------------------------------------------------------------------------------


In 1994, television broadcasting had a banner year! Your company participated in the industry's success with record-setting performances at both the station and Company levels. Exclusive of nonrecurring items, Outlet Communications, Inc. had its most profitable year since becoming a publicly-held company in 1987.

According to most industry observers, 1994 was the best advertising year since 1976. Television advertising was up 15%. The growth was fueled by a healthy economy, the rediscovery of the power of television by major advertisers, and a record $355 million infusion of political advertising.

Outlet benefited not only from the positive economic forces but also from the following:

.  Improved ratings performance by NBC;

.  Strong local ratings in Providence and Columbus;

.  Good inventory control coupled with rate increases;

.  Modest operating expense increases at our two major stations;

.  Declining interest expense.

These external and internal factors allowed the Company to more than double net income of the prior year. In 1994, Outlet had net income of $10,569,000 or $1.61 per share. This was a significant increase from net income in 1993 of $4,634,000 or $.71 per share.

Revenues were up at both of the Company's VHF television stations. WCMH-TV in Columbus, Ohio, for the third consecutive year, set a new revenue record and WJAR-TV in Providence, RI set a new local (excluding political) revenue record. According to a survey by the Television Bureau of Advertising, the Company again outperformed its peer group in 1994.

Although the Company benefited from heavy political spending, both VHF stations had double-digit revenue increases without political advertising. We experienced revenue growth in every quarter of the year and it was relatively balanced between Columbus and Providence. In eleven of the past twelve quarters, we have shown revenue and profit growth over the comparable quarter in the previous year. The lone exception was the third quarter of 1993.

Total revenue in 1994 of $59,442,000 increased by 26.6% compared with $46,952,000 in 1993. The addition of two UHF stations in April and August of 1994 only added marginally to the increase. Operating income for 1994 totalled $20,175,000, representing an increase of $7,747,000 or 62.3% when compared with $12,428,000 in the prior year. Operating expenses at the two VHF stations were only up by approximately 4%, due partially to increased sales commissions. Interest expense of $8,467,000 in 1994 decreased by $2,941,000 or 25.8% compared to $11,408,000 in 1993.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


In August 1994, the Company acquired WNCN-TV, a UHF television station serving the nation's 32nd market, Raleigh - Durham (Chapel Hill, Fayetteville, Goldsboro, Rocky Mount), North Carolina. This was the Company's first acquisition since 1985. Although the station is currently broadcasting programs of The WB Television Network, it will become an NBC affiliate in the fall of 1995.

In June 1995, WNCN-TV will move to newly renovated offices and studios in Raleigh. The station is also nearing completion of a new transmission facility which will deliver to the market a full powered 5,000,000 watt signal. In March 1995 the station was favorably repositioned on Cablevision Channel 6 in Raleigh and was added to Cable Channel 7 in Fayetteville. We now enjoy virtually 100% cable penetration in the ADI.

Under a local marketing agreement inaugurated in April 1994, the Company also operates WWHO-TV, a UHF television station in Chillicothe (Columbus), OH. In January 1995, the station became an affiliate of The WB Television Network. During 1995, the Company's two added UHF television stations will be incurring transition expenses. However, we believe that both of the stations represent excellent growth opportunities and fully expect them to produce positive cash flow in 1996.

Our revenue pacing for the first quarter of 1995 continues to be positive, reflecting the industry-wide trend. We look forward to a good 1995.

On December 30, 1994, our stock closed at $16 3/4 per share and has closed as high as $28 3/4 since the beginning of 1995, a five-year high. We look forward to greeting you at our WJAR-TV studios in Cranston, RI, for our Annual Meeting of Stockholders scheduled for Tuesday, May 2, 1995 at 1:00 p.m.


Sincerely,

/s/ James G. Babb

James G. Babb
Chairman of the Board, President
and Chief Executive Officer

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Consolidated Balance Sheets


At December 31,                                     1994            1993
--------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                         $  7,840,000    $  1,756,000
  Trade accounts receivable, less allowance for
   doubtful accounts of $321,000 in 1994 and
   $300,000 in 1993                                   13,640,000      10,840,000
  Film contract rights                                 3,350,000       3,769,000
  Other current assets                                 1,171,000         793,000
--------------------------------------------------------------------------------
      Total Current Assets                            26,001,000      17,158,000

Other Assets
  Film contract rights                                 1,012,000       2,093,000
  Deferred financing costs and other                   3,399,000       3,385,000
--------------------------------------------------------------------------------
                                                       4,411,000       5,478,000

Property and Equipment
  Land                                                 1,899,000       1,832,000
  Buildings                                           10,967,000      10,474,000
  Fixtures and equipment                              36,766,000      31,491,000
--------------------------------------------------------------------------------
                                                      49,632,000      43,797,000
  Less accumulated depreciation                       27,115,000      25,674,000
--------------------------------------------------------------------------------
                                                      22,517,000      18,123,000



Intangible Assets                                     76,999,000      76,852,000
--------------------------------------------------------------------------------
                                                    $129,928,000    $117,611,000
================================================================================

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


                                               1994                1993
-------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
  Trade accounts payable                       $    801,000        $    153,000
  Accrued expenses                               10,394,000           8,894,000
  Film contracts payable                          4,174,000           4,187,000
  Deferred revenue                                  833,000
  Federal and state income taxes                  2,724,000           2,200,000
  Current portion of long-term debt               4,500,000           3,500,000
-------------------------------------------------------------------------------
      Total Current Liabilities                  23,426,000          18,934,000

Long-Term Debt
  Loan Payable                                   15,000,000          19,500,000
  Notes payable                                  60,000,000          60,000,000
-------------------------------------------------------------------------------
                                                 75,000,000          79,500,000

Other Liabilities
  Film contracts payable                          1,019,000           2,754,000
  Unfunded pensions                               2,355,000           2,652,000
  Deferred revenue                                3,889,000
  Deferred income taxes                           4,403,000           4,554,000
  Other                                           3,432,000           3,432,000
-------------------------------------------------------------------------------
                                                 15,098,000          13,392,000

Stockholders' Equity
  Capital stock                                      66,000              66,000
  Capital surplus                                32,476,000          32,426,000
  Accumulated deficit                           (16,138,000)        (26,707,000)
-------------------------------------------------------------------------------
                                                 16,404,000           5,785,000
-------------------------------------------------------------------------------
                                               $129,928,000        $117,611,000
===============================================================================

See accompanying notes.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Operations


Year ended December 31,                 1994          1993          1992
-------------------------------------------------------------------------------
Net revenue                             $59,442,000   $46,952,000   $45,153,000
Operating expenses:
  Technical, programming and news        20,113,000    18,035,000    18,709,000
  Selling, general and administrative    13,774,000    11,641,000    11,159,000
  Depreciation                            2,775,000     2,488,000     2,628,000
  Amortization of intangibles             2,605,000     2,360,000     2,360,000
-------------------------------------------------------------------------------
                                         39,267,000    34,524,000    34,856,000
-------------------------------------------------------------------------------
Operating income                         20,175,000    12,428,000    10,297,000
-------------------------------------------------------------------------------
Interest expense:
  Loan and notes payable                 (8,467,000)   (7,392,000)   (6,680,000)
  Note payable to shareholder                          (4,016,000)   (7,309,000)
Other income (expense):
  Interest income                           141,000       239,000       910,000
  Other income                              276,000     1,694,000       574,000
  Other expense                            (896,000)     (611,000)     (617,000)
-------------------------------------------------------------------------------
Total interest and other income
  (expense)                              (8,946,000)  (10,086,000)  (13,122,000)
-------------------------------------------------------------------------------
Income (loss) before items noted below   11,229,000     2,342,000    (2,825,000)
Nonrecurring items -- net                                             1,401,000
-------------------------------------------------------------------------------
Income (loss) before income taxes,
  extraordinary loss and cumulative
  effect of change in accounting
  principle                              11,229,000     2,342,000    (1,424,000)
Income taxes                                660,000       316,000       128,000
-------------------------------------------------------------------------------
Income (loss) before extraordinary loss
  and cumulative effect of change in
  accounting principle                   10,569,000     2,026,000    (1,552,000)
Extraordinary loss, net                                (1,826,000)
Cumulative effect of change in method
  of accounting for income taxes                        4,434,000
-------------------------------------------------------------------------------
Net income (loss)                       $10,569,000   $ 4,634,000   $(1,552,000)
===============================================================================

Income (loss) per share:
  Before extraordinary loss and
    cumulative effect of change in
    accounting principle                      $1.61         $ .31         $(.24)
  Extraordinary loss, net                                    (.28)
  Cumulative effect of change in method
    of accounting for income taxes                            .68
-------------------------------------------------------------------------------
  Net income (loss) per share                 $1.61          $.71         $(.24)
===============================================================================

See accompanying notes.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------

                                     Outlet Communications, Inc.
                                     -----------------------------------------------------------------------
                                     Consolidated Statements of Stockholders' Equity

                                     Class A Common Stock
                                     ---------------------
                                     Number of     Par         Capital         Accumulated
                                     Shares        Value       Surplus         Deficit           Total
------------------------------------------------------------------------------------------------------------
Balances at December 31, 1991        6,552,500     $66,000     $32,388,000     $(29,789,000)     $ 2,665,000

Net loss                                                                         (1,552,000)      (1,552,000)

------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992        6,552,500      66,000      32,388,000      (31,341,000)       1,113,000
------------------------------------------------------------------------------------------------------------

Exercise of stock options               12,165                      39,000                            39,000

Retirement of stock                       (150)                     (1,000)                           (1,000)

Net income                                                                        4,634,000        4,634,000

------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993        6,564,515      66,000      32,426,000      (26,707,000)       5,785,000
------------------------------------------------------------------------------------------------------------

Exercise of stock options               14,116                      50,000                            50,000

Net income                                                                       10,569,000       10,569,000

------------------------------------------------------------------------------------------------------------
Balances at December  31, 1994       6,578,631     $66,000     $32,476,000     $(16,138,000)     $16,404,000
============================================================================================================

See accompanying notes.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows


Year ended December 31,                           1994               1993              1992
--------------------------------------------------------------------------------------------------
Operations:
  Net income (loss)                               $10,569,000        $4,634,000        $(1,552,000)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operations:
  Depreciation and amortization                     5,380,000         4,848,000          4,988,000
  Amortization of other assets                        365,000           272,000            402,000
  Accretion of debt discount                                            649,000          1,059,000
  Change in accounting principle                                     (4,434,000)
  Extraordinary loss -- net                                           1,826,000
  (Decrease) increase in deferred taxes              (151,000)        1,186,000            423,000
  Increase in accounts receivable                  (2,800,000)       (1,010,000)          (302,000)
  Amortization of film contract rights              5,662,000         5,633,000          6,995,000
  Increase in prepaid film contract rights         (4,149,000)       (4,672,000)        (3,460,000)
  (Increase) decrease in other current assets        (369,000)          395,000           (105,000)
  Increase (decrease) in accounts
    payable and accrued expenses                    2,148,000        (3,575,000)        (1,543,000)
  Decrease in film contracts payable               (1,773,000)         (409,000)        (2,497,000)
  Increase in deferred revenue                      4,722,000
  Increase (decrease) in income taxes payable         524,000          (984,000)           943,000
  Gain on sale of real estate                                                           (1,401,000)
  Other                                              (662,000)         (487,000)          (306,000)
--------------------------------------------------------------------------------------------------
Net Cash Provided by Operations                    19,466,000         3,872,000          3,644,000
--------------------------------------------------------------------------------------------------
Investing:
  Capital expenditures -- net of
    disposals                                      (3,385,000)       (5,907,000)        (2,943,000)
  Investment in local marketing agreement          (1,055,000)
  Acquisition of broadcast station                 (5,478,000)
  Proceeds from sale of real estate                                                      7,100,000
  Other                                               (14,000)
--------------------------------------------------------------------------------------------------
Net Cash (Used) Provided by Investing              (9,932,000)       (5,907,000)         4,157,000
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows -- Continued


Year ended December 31,                         1994            1993             1992
--------------------------------------------------------------------------------------------
Financing:
  Issuance of notes payable                                      60,000,000
  Proceeds from issuance of term loan                            25,000,000
  Payment of loan payable                       (3,500,000)      (2,000,000)
  Payment of mortgage                                                             (2,859,000)
  Payment of long-term debt                                     (44,150,000)      (3,310,000)
  Repurchase of debt                                                              (6,825,000)
  Redemption of note payable to shareholder                     (43,946,000)
  Proceeds from exercise of stock options           50,000           38,000
  Debt refinancing costs                                         (3,151,000)
  Premium on debt refinancing                                    (2,207,000)
--------------------------------------------------------------------------------------------
Net Cash Used by Financing                      (3,450,000)     (10,416,000)     (12,994,000)
--------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash
  and Cash Equivalents                           6,084,000      (12,451,000)      (5,193,000)
Cash and cash equivalents
  at beginning of year                           1,756,000       14,207,000       19,400,000
--------------------------------------------------------------------------------------------
Cash and Cash Equivalents
  at End of Year                                $7,840,000      $ 1,756,000      $14,207,000
============================================================================================

See accompanying notes.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

December 31, 1994
--------------------------------------------------------------------------------
1. Basis of Presentation

The consolidated financial statements include the accounts of Outlet Communications, Inc. (the Company) and its wholly-owned subsidiaries. At December 31, 1994, the Company's operations consist of two owned VHF television stations and one owned UHF television station along with one UHF television station operated under a local marketing agreement. All material intercompany accounts are eliminated.

--------------------------------------------------------------------------------
2. Significant Accounting Policies

Revenues Broadcasting stations derive revenue from the sale of program time and spot announcements to local, regional and national advertisers, and from compensation received from carrying network programs and commercials. Advertising revenue and network compensation are recognized in the period during which the program time and spot announcements are broadcast. Revenue is also derived from the production of film and taping of advertising materials. Production revenue is recognized in the period when the service is provided.

Deferred revenue represents a one-time payment received upon renewal of the Company's affiliation with a broadcasting network which will be amortized into revenue over the term of the affiliation. The amount of deferred revenue to be amortized over the ensuing period of twelve months is included in current liabilities.

Film Contract Rights Film contract rights are recorded when the license period begins and the program is available for showing. The costs of film contract rights are amortized on accelerated methods over the contract period or as the program is used, whichever provides the greater amortization on an accumulated basis. The costs of programs expected to be used within one year are classified as a current asset. Payments for film contracts are made pursuant to contractual terms over periods that are generally shorter than the lives of the rights.

Property and Equipment Property and equipment is stated at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the property and equipment varying from 3 to 40 years.

Intangible Assets Intangible assets primarily include network affiliation agreements, station licenses and goodwill and are being amortized using the straight-line method up to 40 years.

Income (Loss) Per Share Income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding (when dilutive) -- 6,569,833, 6,555,394 and 6,552,500 shares at December 31, 1994, 1993 and 1992, respectively.

Cash Equivalents Cash equivalents include highly liquid investments with a maturity of three months or less when purchased.

Concentration of Credit Risk The Company operates television stations which serve the Columbus and Chillicothe, Ohio; Providence, Rhode Island - New Bedford, Massachusetts and Raleigh - Durham (Fayetteville, Goldsboro and Rocky Mount), North Carolina markets. The Company grants credit to customers, substantially all of whom are either local advertisers within these markets or national advertising agencies.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3. Acquisition and Local Marketing Agreement

In March 1994, the Company entered into a local marketing agreement ("LMA") with the licensee of UHF television station WWHO, Chillicothe, Ohio. Under the agreement, the Company will serve as a broker for the sale of WWHO's advertising time and provide it with certain programming and operating capabilities. The Company's obligations commenced April 18, 1994 and, since that date, results of operations for WWHO are included with those of the Company. The Company made an initial investment in the LMA of $1,055,000 which included an option, valued at $475,000, to purchase the station. The total investment is being amortized over the initial ten-year term of the LMA. In addition, the Company agreed to reimburse the licensee for certain annual operating expenses and debt service which, during 1994, totalled $392,000. The Company has also agreed to share with the licensee specified percentages of net operating income, as defined in the LMA. In this regard, the Company is allowed to recover its aggregate investment (excluding the option) and operating expense and debt service payments from the net revenue of WWHO prior to making percentage payments from net operating income. There were no such payments required in 1994. The LMA will automatically renew for two additional periods of five years unless canceled by the Company.

On August 10, 1994, the Company purchased the assets and broadcast license of television station WNCN (formerly WYED), for an aggregate price of $5,478,000. WNCN is an independent television station licensed to Goldsboro, North Carolina and broadcasts in the Raleigh - Durham (Fayetteville, Goldsboro and Rocky Mount), North Carolina market area. Funds for the acquisition were provided by the Company's internal operations. The transaction was accounted for using the purchase method of accounting. Results of operations for WNCN are included with those of the Company subsequent to the date of acquisition. Pro forma net revenue, net income and net income per share for 1994 and 1993 would not have been significantly different from the actual historical amounts.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4. Income Taxes

The components of income tax expense (benefit) for the years ended December 31 are as follows:


                                         (Dollars in thousands)
                                         1994            1993             1992
-------------------------------------------------------------------------------
Current:
  Federal                                $ 531           $ (870)          $(281)
  State                                    280                              (14)
-------------------------------------------------------------------------------
                                           811             (870)           (295)
Deferred:
  Federal                                  (70)           1,265             379
  State                                    (81)             (79)             44
-------------------------------------------------------------------------------
                                          (151)           1,186             423
-------------------------------------------------------------------------------
                                           660              316             128
Extraordinary loss:
  Federal                                                  (940)
-------------------------------------------------------------------------------
                                           -0-             (940)            -0-
-------------------------------------------------------------------------------
                                         $ 660           $ (624)          $ 128
===============================================================================
Income taxes paid                        $ 287           $  114           $  17
===============================================================================

Income tax expense (benefit) computed using the federal statutory rate is reconciled to the reported income tax provisions before extraordinary credits as follows:


                                         (Dollars in thousands)
Year ended December 31,                  1994            1993             1992
-------------------------------------------------------------------------------

Statutory tax expense (benefit)          $ 3,930         $    796         $(484)
State income taxes (net of
  federal income tax benefit)                129              (52)           20
Amortization of intangible assets            529              500           409
Original issue discount                                                     360
Adjust prior year tax estimate               311           (1,040)         (281)
Change in valuation reserve               (4,256)              93
Alternative minimum tax                                       115
Other                                         17              (96)          104
-------------------------------------------------------------------------------
                                         $   660         $    316         $ 128
===============================================================================

Pursuant to tax regulations released in 1994, the Company allocated to equity certain proceeds received from a prior year's issuance of debt and related common stock purchase warrants, thereby increasing the Company's net operating loss carryover by $13,301,000 and increasing the deferred tax asset and the related valuation reserve by $4,745,000.

Effective January 1, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes" and adjusted previously recorded deferred taxes. The Company has reflected the effect of adopting Statement 109 as a change in accounting principle at the beginning of 1993. The cumulative effect of the change increased net income for the year ended December 31, 1993 by $4,434,000 or $.68 per share.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, at currently enacted rates. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1993 are as follows:

                                                                        1994           1993
----------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Amortization of network affiliation agreements and FCC licenses       $12,058        $12,475
  Amortization of film contracts                                          1,173            620
  Depreciation                                                            1,400            313
  Other                                                                       7            101
----------------------------------------------------------------------------------------------
Total deferred tax liabilities                                           14,638         13,509
Deferred tax assets:
  Net operating loss carryover                                            9,244          9,631
  Accrued expenses not currently deductible for tax purposes                768          1,398
  Unfunded pensions                                                       2,282          1,687
  Deferred revenue                                                        2,030
  Other                                                                   1,788          1,584
----------------------------------------------------------------------------------------------
Total deferred tax assets                                                16,112         14,300
Valuation reserve for deferred tax assets                                (5,877)        (5,345)
----------------------------------------------------------------------------------------------
Net deferred tax assets                                                  10,235          8,955
----------------------------------------------------------------------------------------------
Net deferred tax liability                                              $ 4,403        $ 4,554
==============================================================================================

The components of the deferred income tax provision for the year ended December 31, 1992, were as follows:

                                                                          1992
-------------------------------------------------------------------------------
Film amortization                                                         $(333)
Depreciation                                                                435
Amortization of intangibles                                                 919
State income taxes                                                           34
Net operating loss                                                         (412)
Gain on sale of assets                                                     (396)
Other -- net                                                                176
-------------------------------------------------------------------------------
                                                                          $ 423
===============================================================================

The Company's subsidiaries, Outlet Broadcasting, Inc. ("Broadcasting") and Atlin Communications, Inc. ("Atlin"), have tax loss carryforwards in the amount of $34,248,000 which expire as follows:

                                                  (Dollars in thousands)
Year                                              Broadcasting           Atlin
--------------------------------------------------------------------------------
2002                                                                     $ 5,732
2003                                                                       4,491
2005                                              $ 5,375
2006                                               13,970
2007                                                2,259
2008                                                2,421
--------------------------------------------------------------------------------
                                                  $24,025                $10,223
================================================================================

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5. Long-term Debt

Long-term debt consists of the following:

                                                          (Dollars in thousands)
At December 31,                                           1994           1993
--------------------------------------------------------------------------------
Senior loan payable to bank, principal and interest
  payable in quarterly installments to September 30,
  1998, interest is based on LIBOR plus 2.5% (7.8125% at
  December 31, 1994) secured by substantially all of the
  assets of the Company                                   $19,500        $23,000

10 7/8% Senior Subordinated Notes, due July 15, 2003,
  interest payable semiannually on January 15 and
  July 15                                                  60,000         60,000
--------------------------------------------------------------------------------
                                                           79,500         83,000
Less current portion                                        4,500          3,500
--------------------------------------------------------------------------------
                                                          $75,000        $79,500
================================================================================

On June 28, 1993, the Company entered into a Credit and Guaranty Agreement (the Agreement) with a bank under which the bank agreed to provide a secured senior credit facility consisting of a term loan in the principal amount of $25,000,000 and revolving loans in the maximum principal amount outstanding of $5,000,000. The term loan is payable in quarterly installments through September 30, 1998. Amounts outstanding on the revolving loan would be payable in three fluctuating quarterly installments no later than June 30, 1999. The Agreement provides for payment of a commitment fee equal to 1/2% of the unused portion of the revolving loan. The Agreement also provides for principal payments based on the immediately preceding fiscal year's excess cash flow, as defined in the Agreement, commencing July 1, 1995; however, the principal payment due July 1, 1995 has been waived by the bank. On July 15, 1993, in a public offering, the Company issued 10 7/8% Senior Subordinated Notes due 2003 in the principal amount of $60,000,000.

The loan and notes payable contain certain covenants that, among other things, limit the ability of the Company to incur debt, pay cash dividends on or repurchase capital stock (as defined in the Agreement), enter into certain transactions with affiliates, acquire and/or dispose of certain assets and engage in mergers and consolidations. The obligations were entered into in order for the Company to undertake a refinancing of its outstanding long-term debt, which was completed during 1993. As a result of the refinancing, the Company incurred one-time debt extinguishment costs in the amount of $1,826,000, net of income taxes, reported as an extraordinary loss during the year ended December 31, 1993.

During 1993 the Company repaid in full its Junior Subordinated Note payable to The Mutual Benefit Life Insurance Company. Interest on the note was payable (i) at the rate of 9% per annum (which interest was accrued and added semiannually to the principal amount of the note through August 1, 1991), and (ii) semiannually thereafter, based on the note's principal amount of $50,000,000, with payments commencing on February 1, 1992, and continuing until maturity on February 1, 1997, at 12.5% per annum. The note was recorded at a discounted value at an effective interest rate of 17.2%, which was being amortized over the term of the note. The Mutual Benefit Life Insurance Company is a shareholder of the Company.

Cash payments for interest during the years ended December 31, 1994, 1993 and 1992 were $8,096,000, $13,071,000 and $13,150,000, respectively.

Annual maturities of long-term debt during each of the next five years are as follows (dollars in thousands): 1995 -- $4,500; 1996 -- $5,000; 1997 --$5,500;
1998 -- $4,500; 1999 -- none.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
6. Lease Obligations and Commitments

The Company has several operating leases involving equipment. As of December 31, 1994, the future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more were as follows:

                                                 (Dollars in thousands)
--------------------------------------------------------------------------------
1995                                             $  309
1996                                                274
1997                                                155
1998                                                157
1999                                                147
Thereafter                                          613
--------------------------------------------------------------------------------
                                                 $1,655
================================================================================

Rent expense for all operating leases was approximately $604,000, $692,000 and $796,000, for the years ended December 31, 1994, 1993 and 1992, respectively.

The Company has commitments to acquire approximately $10,992,000 of film contract rights at December 31, 1994. The Company has also agreed to reimburse the licensee of television station WWHO for certain annual operating and debt service expenses over the duration of the LMA. The reimbursement for 1995 is estimated at $612,000 and, in subsequent years, may approximate that amount.

At December 31, 1994, the Company remains contingently liable on approximately $12,884,000 of store leases expiring on various dates through 2007, applicable to a retail division, which was sold as of the fiscal year ended January 31, 1983. Substantially all of the leases have been assumed by others, and management believes that future payments, if any, would not be material to the Company's financial statements. In connection with the sale of television stations to third parties, the Company also remains contingently liable on approximately $4,600,000 of building and tower leases related to radio and television stations sold in March 1990.

--------------------------------------------------------------------------------
7. Nonrecurring Items and Extraordinary Loss

The extraordinary loss in 1993 represents debt extinguishment costs as described in Note 5. Nonrecurring items in 1992 represent a gain on the sale of real estate, net of write-offs of marketable securities in the amount of $148,000.

--------------------------------------------------------------------------------
8. Commissions

Net revenue for the years ended December 31, 1994, 1993 and 1992 are net of agency and national representative commissions of approximately $11,547,000, $9,140,000 and $8,877,000, respectively.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
9. Employee Benefit Plans

The Company has both qualified and nonqualified noncontributory pension plans covering all employees age 21 or over with one year of service, excluding certain collective bargaining groups. Pension costs are actuarially computed. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide for benefits in accordance with the requirements of ERISA. Benefits are based on (i) the three consecutive years in which compensation affords the highest average, and (ii) total years of service. Net pension costs for the indicated years ended December 31 consist of:

                                            (Dollars in thousands)
                                            1994          1993          1992
-------------------------------------------------------------------------------
Service costs -- benefits earned
  during the period                         $   215       $   305       $   256
Interest cost on projected
  benefit obligations                         1,583         1,613         1,590
Actual return on assets                      (1,341)       (1,311)       (1,278)
Net amortization and other                      108            73            19
-------------------------------------------------------------------------------
                                            $   565       $   680       $   587
===============================================================================

The Company suspended the qualified pension plan as of September 1, 1994. The Company's actuary determined the curtailment loss associated with the suspended benefits to be $220,000.

Assumptions used in accounting for the pension plans are as follows at December 31:

                                                       1994               1993               1992
-------------------------------------------------------------------------------------------------------
Discount rate                                          7.5%               7.5%               8.5%
Average rate of increase in compensation levels        6%                 6%                 6%
Expected long-term rate of return on assets            5.5% - 8.5%        5.5% - 8.5%        5.5% - 8.5%
-------------------------------------------------------------------------------------------------------

The following table sets forth the funded status of the plans measured as of December 31:

                                                          (Dollars in thousands)
                                                          1994         1993
-------------------------------------------------------------------------------
Vested benefit obligations                                $(20,051)    $(21,092)
===============================================================================
Accumulated benefit obligations                           $(20,281)    $(21,404)
===============================================================================
Projected benefit obligations                             $(20,281)    $(22,773)
Plan assets at fair value, primarily cash
  equivalents and listed stocks and bonds                   15,326       16,657
-------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets       (4,955)      (6,116)
Unrecognized net actuarial gain                               (876)      (1,745)
Unrecognized prior service cost                                159          372
Unrecognized net transition obligation                       1,313        3,393
Adjustment for minimum liability                              (774)        (651)
-------------------------------------------------------------------------------
Accrued pension liability                                 $ (5,133)    $ (4,747)
===============================================================================

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


On September 1, 1994, the Company established the Outlet Broadcasting Inc. 401(k) and Profit Sharing Plan (the Plan), which qualifies under Section 401(k) of the Internal Revenue Code, for the benefit of substantially all employees not covered by a collective bargaining agreement, unless the agreement allows for participation in the Plan. The Plan allows the employees to contribute up to 15% of their regular earnings. The Company contributes, for the personal account of each employee, 25% of the first 6%. Plan expense in 1994 was approximately $67,000. In addition, the Company may make discretionary profit sharing contributions annually.

The Company provides postretirement medical reimbursement benefits to elected corporate officers who have met certain service requirements. Most of the eligible participants are currently retired. As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the cost of providing postretirement medical reimbursement benefits to be accrued over the eligible employees' service period. Prior to 1993, the Company expensed these benefits as they were paid. As permitted by the new standard, the Company elected to recognize its accumulated postretirement benefit obligation at January 1, 1993, on a delayed basis.

The following table provides information on the status of the medical reimbursement benefit plan as of December 31:

                                                         (Dollars in thousands)
                                                         1994             1993
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                               $(682)           $(686)
  Fully eligible plan participants                         (71)             (83)
  Other active plan participants                           (28)             (17)
-------------------------------------------------------------------------------
Total                                                     (781)            (786)
Unrecognized transition obligation                         522              551
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                      $(259)           $(235)
===============================================================================

Net periodic postretirement benefit costs for the indicated years ended December 31 consisted of the following:

                                                                        (Dollars in thousands)
                                                                        1994            1993
---------------------------------------------------------------------------------------------
Service cost -- benefits attributed to service during the period        $  10           $  10
Interest cost on accumulated postretirement benefit obligation             60              61
Amortization of unrecognized transition obligation                         29              29
---------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                $  99           $ 100
=============================================================================================

The Company's policy is to fund postretirement benefits as claims are paid. The accumulated postretirement benefit obligation was determined using a discount rate of 8% and a health care cost trend rate of 6%, declining to 5% in the year 2000 and thereafter. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $83,000; the annual costs would not be materially affected.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
10. Intangible Assets

Intangible assets consist of the following at December 31:

                                                          (Dollars in thousands)
                                                          1994           1993
--------------------------------------------------------------------------------
Network affiliation agreements                            $34,917        $34,917
Station licenses and goodwill                              62,231         59,479
--------------------------------------------------------------------------------
                                                           97,148         94,396
Less accumulated amortization                              20,149         17,544
--------------------------------------------------------------------------------
                                                          $76,999        $76,852
================================================================================

--------------------------------------------------------------------------------
11. Accrued Expenses

Accrued expenses consist of the following at December 31:

                                                          (Dollars in thousands)
                                                          1994           1993
--------------------------------------------------------------------------------
Accrued interest                                          $ 3,043        $ 3,043
Accrued pensions                                            2,778          2,095
Accrued property taxes                                        471            462
Accrued salaries, wages and benefits                        2,120          1,404
Accrued license fees and commissions                          608            462
Accrued liabilities for claims and contingencies              596            592
Other                                                         778            836
--------------------------------------------------------------------------------
                                                          $10,394        $ 8,894
================================================================================

--------------------------------------------------------------------------------
12. Capitalization

The capitalization of the Company at December 31, 1994 and 1993 was as follows:

                                                                           Issued and Outstanding
Description                                                                1994             1993
-----------------------------------------------------------------------------------------------------
Preferred stock, no par value -- 1,000,000 shares authorized               None             None
Class A common stock, $.01 par value -- authorized 10,000,000 shares       6,578,631        6,564,515
Class B common stock, $.01 par value -- authorized 1,879,375 shares        None             None

--------------------------------------------------------------------------------
13. Stock Purchase Plan

In June 1992, the Company's shareholders approved the adoption of the 1992 Stock Incentive Plan (the "Plan"). The Plan authorizes (i) grants of either non-qualified or incentive stock options, or (ii) awards of restricted shares, to key employees of the Company. The maximum number of shares of common stock which may be issued under the Plan is 300,000. No awards may be granted after May 25, 2002. The Plan is administered by the Compensation Committee of the Board of Directors.

Incentive stock options may be granted to purchase common stock of the Company at not less than 100% of the fair market value on the date the option is granted. Non-qualified options may be granted at a price less than the fair market value of the Common Stock at the date of grant. The Committee determines when options become exercisable but no option may be exercised after 10 years from date of grant. In general, the granted options become exercisable in each of the first three years after their grant. All outstanding options become immediately exercisable upon a change in control of the Company, as defined in the Plan.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Restricted shares, i.e., the Class A Common Stock of the Company, are awarded to participants at a price per share ("release price") as determined by the Committee. Upon payment of the release price and expiration of a restricted period, participants are issued common stock certificates free of all restrictions. In general, the restricted period expires in three annual installments from the approximate date of the award. In the event of a change in control, the participant may receive any remaining restricted shares, free of all restrictions, upon payment of the release price within 30 days following the change-in-control event. In connection with awards of restricted shares and non-qualified stock options, the Company has recorded compensation expense of $261,000, $78,000 and $40,000 for 1994, 1993 and 1992, respectively.

The following is a summary of activity under the Plan:

                                     Awards Outstanding
------------------------------------------------------------------------------------------------
                                     Stock Options                       Restricted Shares
------------------------------------------------------------------------------------------------
                                     Number of      Price per            Number of     Price per
                                     Shares         Share                Shares        Share
------------------------------------------------------------------------------------------------
Balances at December 31, 1991           --                --               --            --
Granted                               71,500        $3.25 - $5.00        71,500        $1.00
------------------------------------------------------------------------------------------------
Balances at December 31, 1992         71,500        $3.25 - $5.00        71,500        $1.00
Exercised                             (3,333)       $3.25                (8,832)       $1.00
------------------------------------------------------------------------------------------------
Balances at December 31, 1993         68,167        $3.25 - $5.00        62,668        $1.00
Granted                              156,750        $1.00 - $15.75
Exercised                             (1,950)       $3.25 - $7.00       (12,166)       $1.00
------------------------------------------------------------------------------------------------
Balances at December 31, 1994        222,967        $1.00 - $15.75       50,502        $1.00
================================================================================================
Exercisable:
  At December 31, 1993                43,331        $3.25                14,499        $1.00
  At December 31, 1994                67,467        $1.00 - $9.50        26,166        $1.00
================================================================================================
Shares available for future awards:
  At December 31, 1994                   250
================================================================================================

--------------------------------------------------------------------------------
14. Litigation

During 1993, a representative body of the television broadcast industry reached an agreement with the American Society of Composers, Authors and Publishers (ASCAP) as to the total industry's obligation for the payment of music performance rights fees to that organization. The agreement provided that each television station's performance rights fees payable to ASCAP would generally approximate what the stations had paid to date. Accordingly, the Company reversed an accrued liability of $2,100,000 which provided for the Company's potential additional exposure in this matter.

The Company is also subject to litigation arising from its normal business operations. Any liability which may result therefrom, to the extent not provided by insurance or accruals, would not have a material effect on the Company's financial position.

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1994 and 1993:


(Dollars in thousands, except per share amounts and stock prices)
Quarter Ended                                March 31       June 30        September 30   December 31
-----------------------------------------------------------------------------------------------------
1994
Net revenue                                  $11,458        $14,828        $13,695        $19,461
Operating expenses                             8,394          9,423          9,959         11,491
Operating income                               3,064          5,405          3,736          7,970
Interest expense                              (2,098)        (2,101)        (2,116)        (2,152)
Interest and other income (expense)              (18)           (24)          (151)          (286)
Income before income taxes                       948          3,280          1,469          5,532
Income taxes (benefit)                           391          1,438         (1,529)           360
Net income                                       557          1,842          2,998          5,172
Net income per share                            $.08           $.29           $.45           $.79
Dividends (2)                                   None           None           None           None
Stock prices
  High                                       $10 1/2        $14            $15 1/2        $18 1/4
  Low                                          9              9 1/4         13             14
-----------------------------------------------------------------------------------------------------
1993
Net revenue                                  $10,027        $12,830        $10,674        $13,421
Operating expenses                             8,348          8,587          8,452          9,137
Operating income                               1,679          4,243          2,222          4,284
Interest expense                              (3,256)        (3,249)        (2,731)        (2,172)
Interest and other income (expense)              100            (34)         1,309            (53)
Income (loss) before income taxes,
  extraordinary loss and cumulative
  effect of change in accounting principle    (1,477)           960            800          2,059
Income taxes (benefit)                                           88            405           (177)
Income (loss) before extraordinary
  loss and cumulative effect of
  change in accounting principle              (1,477)           872            395          2,236
Extraordinary loss, net (1)                                                 (2,269)           443
Cumulative effect of change
  in method of accounting for
  income taxes                                 4,434
Net income (loss)                              2,957            872         (1,874)         2,679
Income (loss) per share:
  Before extraordinary loss and
    cumulative effect of change in
    accounting principle                       $(.23)          $.14           $.06           $.34
  Extraordinary loss, net                                                     (.35)           .07
  Cumulative effect of change
    in method of accounting for
    income taxes                                 .68
Net income (loss) per share                     $.45           $.14          $(.29)          $.41
Dividends (2)                                   None           None           None           None
Stock prices
  High                                        $6             $6 3/4         $9 1/2        $10 1/2
  Low                                          4 1/8          4 1/4          6 1/2          8
-----------------------------------------------------------------------------------------------------

(1) Refer to Note 7 to the Consolidated Financial Statements for further information concerning this item.
(2) The Company has no present intention to pay dividends on its Common Stock. The future payment of dividends will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. The Company has approximately 1,000 shareholders.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Report of Independent Auditors

--------------------------------------------------------------------------------
Board of Directors Outlet Communications, Inc.

We have audited the accompanying consolidated balance sheets of Outlet Communications, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Outlet Communications, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 4 and 9 to the financial statements, in 1993 the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                                     /s/ Ernst & Young LLP

Providence, Rhode Island
February 10, 1995


Outlet Communications, Inc.
--------------------------------------------------------------------------------
Five Year Comparison of Selected Financial Data

(Dollars in thousands, except per share amounts)

                                       1994            1993(1)         1992            1991            1990(2)
---------------------------------------------------------------------------------------------------------------
Net revenue                            $ 59,442        $ 46,952        $ 45,153        $ 39,434        $ 55,662
Operating income                         20,175          12,428          10,297           2,232           6,388
Income (loss) before nonrecurring
  items and income taxes                 11,229           2,342          (2,825)        (12,643)         (9,532)
Net income (loss)                        10,569           4,634          (1,552)         (9,265)          6,112
Net income (loss) per share               $1.61            $.71           $(.24)         ($1.41)           $.93
Total assets                           $129,928        $117,611        $126,646        $143,029        $156,370
Long-term debt excluding
  current maturities                     75,000          79,500          87,447          95,961          91,855
Other long-term liabilities              15,098          13,392          18,085          18,933          24,154
Stockholders' equity                     16,404           5,785           1,113           2,665          11,930
---------------------------------------------------------------------------------------------------------------

(1) Net income in 1993 includes the cumulative effect of a change in method of accounting for income taxes in the amount of $4,434,000 and an extraordinary loss for debt extinguishment costs of $1,826,000.
(2) The comparability of the data is affected by dispositions of two radio stations and two UHF television stations that were sold in 1990.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------


Outlet Communications, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis

--------------------------------------------------------------------------------
Results of Operations

The Company's operations consist of three owned television stations and one television station operated under a local marketing agreement. The owned stations include two NBC network-affiliated VHF television stations and one independent UHF television station.

The two VHF television stations are WJAR-TV, which serves the Providence, Rhode Island - New Bedford, Massachusetts area and WCMH-TV, which serves the Columbus, Ohio area. The UHF television station, acquired by the Company on August 10, 1994, is WNCN-TV (formerly WYED-TV) which serves the Raleigh-Durham (Fayetteville, Goldsboro and Rocky Mount), North Carolina market area.

Since April 18, 1994, the Company has also operated independent UHF television station WWHO-TV, Chillicothe, Ohio, under a local marketing agreement with that station's licensee. The Company serves as a broker for the sale of that station's advertising time and provides it with certain programming and operating capabilities. In return, the Company retains a substantial percentage of WWHO-TV's net operating income to the extent that it exceeds net operating losses.

The following table summarizes the Company's operating results for the last three years and shows rates of change applicable thereto. The table also shows the amounts of revenue obtained from both non-political and political revenue sources.


Dollars in thousands          1994         % Change       1993         % Change      1992
--------------------------------------------------------------------------------------------
Net revenue:
  Non-political               $55,696        19.2%        $46,735        7.1%        $43,639
  Political                     3,746         (b)             217        (b)           1,514
--------------------------------------------------------------------------------------------
Total revenue                  59,442        26.6%         46,952        4.0%         45,153
Operating expenses             39,267        13.7%         34,524       (1.0%)        34,856
--------------------------------------------------------------------------------------------
Operating income              $20,175        62.3%        $12,428       20.7%        $10,297
============================================================================================

Net cash provided
  by operations(a)            $19,466       402.7%        $ 3,872        6.3%        $ 3,644
============================================================================================
Operating cash flow(a)        $25,555        47.9%        $17,276       13.0%        $15,285
============================================================================================

(a) "Net cash provided by operations" means all cash flows (including working capital changes) other than cash flow associated with investing or financing activities and "Operating cash flow" means operating income plus depreciation and amortization of intangibles.
(b) Not shown, since most political advertising occurs in alternate years.

Revenues In 1994, total net revenue of $59,442,000 increased by $12,490,000 or 26.6% compared with $46,952,000 in 1993. Of the 1994 revenue total, non-political revenue amounted to $55,696,000. This was an increase of $8,961,000 or 19.2% compared to $46,735,000 in the prior year. Recent station additions, WWHO-TV and WNCN-TV, added marginally to the revenue gain. Their aggregate revenue amounted to less than 4% of the prior year's revenue total.

The increase in non-political revenue was primarily attributable to overall improvement in economic conditions, a strong demand for advertising time and favorable viewership of the Company's VHF television stations. This allowed advertising rates to continue to trend higher. Increases occurred in both national spot and local time sales. There was also an increase of more than 16% in network compensation. This was a favorable result of the terms of the Company's renewed affiliation with the NBC network which became effective September 1, 1994.

Advertiser spending for political campaigns was significant in the 1994 election year and political revenue totalled $3,746,000. This amount comprised 6.3% of total revenue in 1994, whereas in 1992, political advertising of $1,514,000 comprised 3.4% of the revenue total.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Both of the Company's VHF television stations had increases in total revenue. For the third consecutive year, WCMH-TV established a record high in station revenue. WCMH-TV increased its non-political local and national spot revenue for the year by approximately 11.4%. Political advertising provided a further 4.6% increase to the station's revenues. The increased revenue reflected an estimated 15% growth in the Columbus advertising market.

WJAR-TV increased its non-political local and national spot revenue for the year by approximately 20.6% with political advertising providing a further increase to the station's revenue of 12.4%. The increased revenue reflected an estimated 17% growth in the Providence advertising market. Thus, WJAR-TV was able to increase its market share from that of 1993.

In 1993, total net revenue of $46,952,000 increased by $1,799,000 or 4% compared with $45,153,000 in 1992. Of the 1993 revenue total, non-political revenue amounted to $46,735,000. This was an increase of $3,096,000 or 7.1% compared to $43,639,000 in the prior year. Since 1993 was not a traditional election year, advertiser spending for political campaigns was minimal and net political revenue declined to $217,000.

Revenues were favorably affected in 1993 by a rebounding economy along with strong viewer ratings at the Company's television stations. This allowed advertising rates to trend generally higher. The increase in non-political revenue occurred notwithstanding that 1992 had approximately $2,000,000 in added revenues associated with that year's Summer Olympics. Total network compensation in 1993 remained approximately even with that of the prior year.

In 1993, total revenue increased at both of the Company's television stations. Increased revenue at WCMH-TV reflected continued growth in the Columbus advertising market. Exclusive of political advertising, local revenue at WCMH-TV was up by more than 13%.

Non-political local and national revenue in the Providence market, during 1993, remained approximately even with the prior year. Nevertheless, WJAR-TV increased its local and national spot revenues for the year by approximately 8%. Thus, the station was able to increase its market share from that of 1992.

In order to reduce dependency on an inconsistent revenue source, as of the 1992 election year the Company began limiting the advertising spots available to political candidates on its television stations. As part of this strategy, the Company opted not to offer political advertising spots during its local news programs. This allowed the Company to better serve its regular local and national advertisers by providing them advertising time that is not always available, during election years, at competing television stations. Compared to prior election years, political revenue in 1992 declined at both television stations. However, the amount of political revenue in the 1994 election year rebounded substantially.

Operating Expenses Operating expenses in 1994 totalled $39,267,000. This was an increase of $4,743,000 or 13.7% compared with $34,524,000 in 1993. More than two-thirds of the total increase resulted from inclusion of operating expenses for WNCN-TV and WWHO-TV in 1994. Excluding the effect of these added stations, there was a moderate 4% increase in total operating expenses. In 1993, total operating expenses of $34,524,000 decreased by $332,000 or 1% compared to $34,856,000 in 1992. As a percent to revenue, total expenses decreased from 77.2% in 1992 to 73.5% in 1993 and to 66.1% in 1994.

Technical, programming and news expenses in 1994 of $20,113,000 increased by $2,078,000 or 11.5% compared with $18,035,000 in 1993. Virtually all of the increase was accounted for by the added stations. In 1993, technical, programming and news expenses decreased by $674,000 or 3.6% from $18,709,000 in the prior year.

Programming expenses include departmental operating costs as well as charges for amortization of film contract rights. Since 1992 the Company has strategically reduced its annual costs for amortization of film contracts. This was done by selectively replacing more costly programs with increased local programming, particularly news, or by replacing such costly programs with more popular and/or cost-effective programs. As a result, programming expense at the Company's VHF television stations decreased by approximately 2% and 15% in 1994 and 1993, respectively.

--------------------------------------------------------------------------------
Managements's Discussion and Analysis
--------------------------------------------------------------------------------


During 1994, 1993 and 1992, the Company recorded lump sum charges of $598,000, $358,000 and $457,000, respectively, representing valuation write-downs of certain film contracts. The 1994 and 1993 charges primarily apply to "Who's the Boss" and the 1992 charge applies to "The Cosby Show," licensed to WCMH-TV. The show is no longer an important producer of revenue.

As a result of the Company's increased production of local news programs, total news department expenses at the VHF stations increased by approximately 6% in 1994 after having increased by more than 4% in 1993. The Company believes that increasing its commitment to local programs, while at the same time reducing its reliance on, and the term of, purchased programming, will help increase its market share and improve programming as well as provide cost flexibility.

Selling, general and administrative expenses of $13,774,000 in 1994 increased by $2,133,000 or 18.3% compared with $11,641,000 in 1993. The addition of television stations WNCN-TV and WWHO-TV accounted for approximately two-thirds of the total increase. The balance of the increase primarily reflected higher sales commissions and incentive awards payable because of the Company's improved operating performance. In 1993, selling, general and administrative expenses of $11,641,000 increased by $482,000 or 4.3% compared with $11,159,000 in the prior year. The amount for 1993 included added costs for employee benefits and uncollectible customer accounts. As a percentage of revenue, selling, general and administrative expenses declined to 23.2% in 1994 from approximately 24.7% in each of the prior two years.

Depreciation expense and amortization of intangibles both increased in 1994 due to the Company's recent investments in WNCN-TV and WWHO-TV. Depreciation expense decreased in 1993 as certain asset values became fully depreciated.

The favorable effect of increased revenue and controlled operating expenses, in each of the last two years, provided a significant improvement to operating income. In 1994, operating income of $20,175,000 increased by $7,747,000 or 62.3% when compared with operating income of $12,428,000 in 1993. This improvement reflected a 26.6% increase in revenue reduced by a 13.7% increase in total expenses. In 1993, operating income of $12,428,000 increased by $2,131,000 or 20.7% compared with $10,297,000 in 1992. As a percent of revenue, the operating income for 1994 was 33.9% and exceeded the operating margins of 26.5% and 22.8% for 1993 and 1992, respectively.

Interest Expense The following table summarizes interest expense for the last three years.


Dollars in thousands          1994         % Change        1993            % Change         1992
---------------------------------------------------------------------------------------------------
Interest expense:
Loan and notes payable        $8,467         14.5%         $ 7,392            10.7%         $ 6,680
Note to shareholder              -0-           --            4,016           (45.1%)          7,309
---------------------------------------------------------------------------------------------------
Total                         $8,467        (25.8%)        $11,408(a)        (18.5%)        $13,989
===================================================================================================

(a) Net of capitalized interest of $225,000.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Total interest expense decreased in each of the last two years due to (a) reductions made to outstanding debt over the same time period, and (b) a 1993 refinancing of the Company's total debt with borrowings at a lower rate of interest. Details of the 1993 refinancing are provided in the discussion on net cash used by financing activities within this report.

Debt reductions included, in 1992, the Company's repayment of the outstanding balance of a former senior bank loan in the principal amount of $3.3 million and open market purchases of its 13 1/4% Senior Subordinated Notes (the "Senior Notes") in the amount of $6.8 million. The Company also paid off its outstanding mortgage debt of $2.8 million, in 1992, from the proceeds of a sale of real estate.

Interest expense on the note to shareholder represents the annual accretion on the Junior Subordinated Note (the "Junior Note") payable to The Mutual Benefit Life Insurance Company at its effective interest rate of 17.2%. Commencing in 1992, the terms of the debt instrument required an annual cash interest payment of $6,250,000 based on a principal amount of $50,000,000 and an annual interest rate of 12 1/2%.

Other Income (Expense) Items Interest income principally represents earnings on invested cash. Interest income declined in 1994 and 1993 due to lower average cash balances and/or lower market interest rates. In 1992, interest income also included interest received on tax refunds. In 1994 and 1992, other income principally represents tower rental income and other miscellaneous items. In 1993, other income principally represents a reversed accrual which provided for the Company's potential exposure in a music licensing dispute that was settled that year.

Other expense in 1994 included approximately $260,000 as the cost of employee stock options. Other expense in 1993 and 1992 included write-downs of $117,000 and $165,000, respectively, attributable to an investment in a television series, "Hennesey," which the Company acquired pursuant to a shared distribution venture. The Company has attempted to license the black and white television series to other broadcasters but has not been successful in doing so.

In April 1993 the Company moved corporate headquarters and WJAR-TV to a newly acquired and renovated facility, located in Cranston, Rhode Island, after having sold its former Providence facility in 1992. The 1992 sale of real estate resulted in a nonrecurring gain of $1,401,000.

The 1994, 1993 and 1992 income tax expenses of $660,000, $316,000 and $128,000, respectively, represent the applicable current year's provision for taxes. The 1994 provision for income taxes was reduced as the result of an adjustment of prior year net operating losses. See Note 4 to the Consolidated Financial Statements.

In 1993, an extraordinary loss of $1,826,000 or ($.28) per share, net of taxes, represented one-time debt extinguishment costs resulting from a debt refinancing. See Notes 5 and 7 to the Consolidated Financial Statements.

Effective January 1, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes", which requires a change to the liability method of accounting for deferred income taxes. Adoption of Statement 109 resulted in a cumulative effect of change in accounting principle, in the amount of $4,434,000 or $.68 per share, representing the recognition of previously unrecognized tax benefits.

The Company also adopted, as of January 1, 1993, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See
Note 9 to the Consolidated Financial Statements. The effect of adoption of Statement 106 was not material.

The Company had net income for 1994 of $10,569,000 or $1.61 per share. This compares with income before extraordinary loss and cumulative effect of change in accounting principle, in 1993, of $2,026,000 or $.31 per share. After giving effect to the extraordinary loss and change in accounting principle, net income for 1993 amounted to $4,634,000 or $.71 per share. In 1992 there was a net loss of $1,552,000 or ($.24) per share.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Liquidity and Capital Resources

In 1994, net cash provided by operations totalled $19,466,000. This was an increase of $15,594,000 or 402.7% compared to $3,872,000 in 1993. In 1993, there was an improvement of $228,000 in net cash provided by operations compared to 1992. The positive trend in net cash from operations reflects the improved operating results described in "Results of Operations." In addition, net cash from operations in 1994 reflects a one-time payment of $5,000,000 received from NBC upon renewal of the Company's affiliation with that network. This amount has been reported as deferred revenue and will be amortized into revenue over the six year duration of the affiliation. The amount of deferred revenue to be amortized over the ensuing period of twelve months is included in current liabilities.

The improved operating results also caused the Company's operating cash flow to increase. Operating cash flow of $25,555,000 increased by $8,279,000 or 47.9% compared to $17,276,000 in 1993. In 1992, operating cash flow amounted to $15,285,000.

Over the last three years, the Company's investment in film contract rights has been at a relatively stable but reduced level. The annual increases in film contracts during 1994, 1993 and 1992 amounted to $4,149,000, $4,672,000 and
$3,460,000, respectively. The increase for 1994 was partially attributable to WNCN-TV and WWHO-TV, the television stations added during the year. Overall, the amounts invested in film contract rights have enabled the Company to maintain attractive programs on a cost-effective basis. The result has been successful in that audience levels have been retained, while investments in film contract rights have been reasonable and manageable. In addition, since the number of viewing hours committed to news shows has been expanded, the demand for film acquisitions has been reduced.

Although the Company is strategically committed to a reduced investment in film contract rights, it has been selective in this process. At December 31, 1994 the Company had commitments to acquire approximately $10,992,000 of film contract rights compared to commitments of $3,492,000 at December 31, 1993. The increased commitment primarily reflects the Company's extended association with the Oprah Winfrey Show, to the year 2000, in behalf of WJAR-TV. It was considered that the total benefits to be derived from this program would provide a sound economic return to the broadcast station.

The net decreases in film contracts payable of $1,773,000, $409,000 and $2,497,000 in 1994, 1993 and 1992, respectively, reflect payments of film contract obligations in accordance with the contracted terms and in the normal course of business. Along with the reduced investment in film contract rights, the payments contributed to the overall reduction in film contracts payable at December 31, 1994.

Amortization of film contract rights reflect the normal write-off of film contract values over the period of their use. The reported amounts for the years 1992 through 1994 have trended lower and also include the previously described lump-sum charges for valuation write-downs of certain film contracts.

Cash interest payments for 1994, 1993 and 1992 were $8,096,000, $13,071,000 (net of capitalized interest of $225,000) and $13,150,000, respectively. The amount paid in 1994 includes interest of $1,571,000 on the Company's senior bank loan and interest of $6,525,000 on the outstanding 10 7/8% Senior Subordinated Notes. The amount paid in 1993 includes interest of $6,769,000 on loan and notes payable (primarily the Senior Notes), along with interest of $6,527,000 (two semi-annual installments of $3,125,000 each plus accrued interest through date of redemption) on the Junior Note. Cash interest payments of the Junior Note commenced February 1, 1992 on a semi-annual basis.

--------------------------------------------------------------------------------
Outlet Communications, Inc.
--------------------------------------------------------------------------------


Interest payments in 1992 included interest on the Senior Notes along with interest on a senior loan and a mortgage loan. In 1992 there were also cash interest payments required with respect to the Junior Note. Interest payments also trended lower because of the Company's 1992 purchase of Senior Notes in open market transactions and because of repayments of its senior loan and mortgage loan, both of which were fully repaid in 1992. Accretion of debt discount of $649,000 and $1,059,000 in 1993 and 1992, respectively, represent interest accrued on the Junior Note in excess of the $6,250,000 payment, pursuant to the Junior Note's effective interest rate of 17.2%.

The increase in accounts receivable of $2,800,000 in 1994 primarily results from the year's increased volume of business and the effect of two added television stations. The 1994 increase in accrued expenses primarily reflects employee related obligations, including those of the added television stations, and an increase in commissions payable to third parties.

In 1994, net cash used by investing activities totalled $9,932,000. This included capital expenditures, for all four television stations, of $3,385,000, and an investment of $1,055,000 pursuant to a local marketing agreement entered into with the licensee of WWHO-TV. In addition, the Company purchased the assets and broadcast license of WNCN-TV for an aggregate price of $5,478,000, including acquisition costs of approximately $105,000.

In 1993, net cash used by investing activities of $5,907,000 represented capital expenditures for, primarily, completion of renovations and improvements to the Company's new corporate headquarters and WJAR-TV broadcast facility in Cranston, Rhode Island. This amount also included costs for equipping such facility with studio and technical equipment.

In 1992, net cash provided by investing activities amounted to $4,157,000. This included proceeds of $7.1 million received from the sale of land and a building in Providence, Rhode Island. In connection with the purchase and renovation of its new Cranston facility, as of December 31, 1992 the Company incurred costs for construction in progress totalling $2,062,000. This principally represented the cost of land, building and partially completed improvements. The Company made additional capital expenditures in 1992 of $881,000, primarily for studio and technical equipment.

The Company's VHF television stations operate from modern studio facilities and do not require significant amounts of capital to be invested each year. However, in order for the UHF television stations to maximize their operating potential, a considerable upgrading of the facilities and equipment utilized by these stations is required. In order to accomplish this, from the total planned capital expenditures for 1995 of approximately $10,000,000 for all four television stations, approximately $7,200,000 will be allocated to the UHF stations. The Company anticipates that these capital expenditures can be financed from funds generated by internal operations. The Company's senior bank lender has agreed to waive any loan covenant restrictions that would otherwise have limited the amount of capital expenditures for the year.

Net cash used by financing activities during 1994 amounted to $3,450,000. This included payment of required quarterly installments totalling $3,500,000 due on a term loan with the Company's senior bank lender. Also in 1994, a capital contribution of $50,000 was provided to the Company through the exercise of stock options.

In 1993, net cash used by financing activities amounted to $10,416,000. During the year, the Company undertook a refinancing of its total debt and thereby obtained benefits from lower interest rates and extended maturities on its subordinated borrowings along with improved financial flexibility. Pursuant to the refinancing, on June 28, 1993 the Company entered into a Credit and Guaranty Agreement with a bank (the "Senior Loan") under which the bank agreed to provide a secured senior credit facility consisting of a term loan in the principal amount of $25,000,000 and revolving loans in the maximum principal amount outstanding of $5,000,000.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


On July 15, 1993 the Company completed a public offering of 10 7/8% Senior Subordinated Notes due 2003, in the principal amount of $60,000,000. Proceeds of the public offering were used to prepay the principal balance of the Junior Note due 1997 at its carrying value of $43,946,000 plus accrued interest.

Also, on August 17, 1993 the Company redeemed in full its Senior Notes due 1997 in the principal amount of $44,150,000, at 105% of par plus accrued interest. The premium payment on the redemption totalled $2,207,000. Funds for the redemption included a balance remaining from the above public offering along with available cash and funds provided by the Senior Loan in the amount of $28,000,000. The interest rates applicable to the public offering and the Senior Loan were less than the interest rates on the Senior Notes and the Junior Note, resulting in a decrease in 1993 interest expense.

During 1993, the Company repaid $5,000,000, net, against its Senior Loan including term loan installments of $2,000,000. Overall, there was a net decrease in long-term debt in 1993 of $4,447,000.

Costs incurred in connection with the debt refinancing, $3,151,000, were capitalized to other assets. On a pretax basis, debt extinguishment costs, comprised of the premium on debt refinancing -- $2,207,000, unamortized note costs of the redeemed debt -- $555,000, and other -- $4,000, were reported as an extraordinary loss. A capital contribution of $38,000 was provided to the Company in 1993 through the exercise of stock options.

In 1992, net cash used by financing activities totalled $12,994,000. This included a repayment of the outstanding balance of the Company's former senior loan in the amount of $3,310,000 which matured on January 2, 1992. The Company also paid its outstanding mortgage loan in the amount of $2,859,000 upon sale of land and a building in Providence, Rhode Island in 1992. In addition, the Company purchased an aggregate $6,825,000 face amount of its outstanding Senior Notes in open-market transactions.

At December 31, 1994 the Company had net working capital, or an excess of current assets over current liabilities, in the amount of $2,575,000. At December 31, 1993, there was an excess of current liabilities over current assets in the amount of $1,776,000. The increase in working capital during 1994 was directly attributable to the Company's improved results of operations. In summary, the Company's cash position increased by $6,084,000 during 1994. This reflected funds provided by operations of $19,466,000 less aggregate funds used in investing and financing activities of $13,382,000. In 1993, a net decrease of $12,451,000 in the Company's cash position contributed to the year's overall decrease in net working capital. The decrease primarily resulted from funds used for completion of the Cranston headquarters and broadcast studio along with funds used for debt reduction and debt refinancing.

Under the provisions of its Senior Loan, the Company has available to it a revolving credit facility in the amount of $5,000,000. The Company expects that internally generated funds from operations and amounts available under the revolving credit facility will provide sufficient liquidity for the Company to meet its ongoing operating and capital expenditure needs.

In 1994, operating cash flow totalled $25,555,000 and the ratio of such amount to interest expense of $8,467,000 was 3.0 to 1. In 1993, the ratio of operating cash flow of $17,276,000 to interest expense of $11,408,000 was 1.5 to 1.

It is expected that 1995 operations, along with current cash on hand, will provide sufficient funds to meet all cash requirements for that year, including debt service. The Company will continue to require substantial cash flow from operations in order to service its debt. To the extent that funds are committed to debt service, they will not be available for other purposes, including capital expenditures, acquisitions or distributions to stockholders.

Outlet Communications, Inc.
--------------------------------------------------------------------------------
Directors and Officers

Year Ended December 31, 1994


Board of Directors

James G. Babb 1,3
Chairman, President and
Chief Executive Officer
Outlet Communications, Inc.

Letitia Baldrige 2,3,4
President
Letitia Baldrige Enterprises, Inc.
(Public Relations)

Robert C. Butler 2,4
Senior Vice President
International Paper Company
(Forestry Products)

Stephen J. Carlotti 1,3,4
Managing Partner
Hinckley, Allen & Snyder
(Law Firm)

Frederick R. Griffiths 3
(Formerly Vice President-
Corporate Affairs
Outlet Communications, Inc.)

Julius Koppelman 1,2
Chairman of the Board
Harding Service Corporation
(Management Consulting)

Leonard Lieberman 1,4
(Formerly Chairman, President
and Chief Executive Officer
Supermarkets General Corporation)
(Supermarket Chain)

James K. Makrianes 3
Director
Webb, Johnson Associates
(Executive Search)

Victor H. Palmieri
President and
Chief Executive Officer
MBL Life Assurance Corp.
(Insurance)

Frank E. Richardson 1,2
President and Director
Wesray Capital Corporation
(Private Investment Firm)

Frank E. Walsh, Jr. 2
Chairman
Wesray Capital Corporation
(Private Investment Firm)

Solomon M. Yas 4
(Formerly Vice President-
Human Resources
Outlet Communications, Inc.)


Corporate Officers

James G. Babb
Chairman, President and
Chief Executive Officer

Felix W. Oziemblewski
Vice President and
Chief Financial Officer

Joanne Schenck
Secretary


Broadcasting Officers

Linda W. Sullivan, Vice President
WJAR-TV

Douglas E. Gealy, Vice President
WCMH-TV, WWHO-TV

Adam G. Polacek, Vice President
WNCN-TV

Transfer Agent

Chemical Bank
New York, NY


Stock Symbol

NASDAQ National Market System
  Listing --
OCOMA


Auditors

Ernst & Young LLP


Form 10-K Report

A copy of our annual report on
Form 10-K as filed with the
Securities and Exchange
Commission for 1994 may be
obtained without charge by
writing to:

Secretary
Outlet Communications, Inc.
23 Kenney Drive
Cranston, Rhode Island 02920-4489

Corporate Headquarters:

Outlet Communications, Inc.
23 Kenney Drive
Cranston, Rhode Island 02920-4489
401 455-9200


Committee Members:

1 Executive Committee
2 Compensation Committee
3 Nominating Committee
4 Audit Committee

Outlet
Communications, Inc.
23 Kenney Drive
Cranston
Rhode Island 02920-4489
401 455-9200